[LETTERHEAD OF VAN KAMPEN FUNDS INC.]


August 28, 2012


VIA EDGAR


Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re: Van Kampen Focus Portfolios, Municipal Series 381 (the "Trust") (File No. 333-87502)

Ladies and Gentlemen:

   In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Van Kampen Funds Inc., as depositor and sponsor ("Depositor") of the Trust, respectfully makes this application to withdraw Post-Effective Amendment No. 10 to the Registration Statement on Form S-6 filed with the Securities and Exchange Commission (the "Commission") on August 24, 2012, pursuant to Rule 485(b) under the Securities Act ("Amendment No. 10"). The accession number of such filing was 0001528621-12-002927.

   Subsequent to the Trust's annual audit date of April 30, 2012, a substantial portion of the remaining bonds in the Trust's underlying portfolio had been called, leading to the termination of the Trust in July 2012. Amendment No. 10 should not have been filed since the Trust had already been terminated. No securities of the Trust were sold, or will be sold, pursuant to Amendment
No. 10.

   Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Bill Belitsky at (212) 318-6097 at Paul Hastings LLP, legal counsel to the Depositor.

Very truly yours,

VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 381

By:  Van Kampen Funds, Inc., Depositor

     By:  /s/RICHARD R. HOFFMANN
          ----------------------
          Richard R. Hoffmann
          Vice President